

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

November 23, 2009

Mr. Gideon Taylor
President and Chief Executive Officer
Genesis Group Holdings, Inc.
1 University Place, Suite #12-C
New York, NY 10003

   RE: **Genesis Group Holdings, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2008
       Filed April 17, 2009
       File No. 0-32037

Dear Mr. Taylor:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          William Thompson
          Branch Chief